FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 22 May 2006


                               File no. 0-17630


                          Senior Management Changes



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).



Enclosure: Senior Management Changes




SENIOR MANAGEMENT CHANGES AT CRH
22 May 2006


CRH plc announces the following senior management changes at Oldcastle Inc., the holding company for CRH's American operations which have annualised sales of approximately US$10 billion. These changes are effective 1 July 2006.

Joe McCullough, Chief Executive Officer (CEO) Oldcastle Products and Distribution, will retire as planned at the end of June. Joe will continue to act in a non-executive advisory role as Chairman of Oldcastle Building Products.

Tom Hill, is appointed CEO Oldcastle Inc. Each of Oldcastle's Product Groups will report directly to him in Atlanta. Currently CEO of Oldcastle Materials, Tom joined CRH in 1980, and has managed Oldcastle Materials through much of its growth, having been President since 1991 and CEO since 2000. He joined the CRH Board in 2002.

Mark Towe succeeds Tom as CEO Oldcastle Materials. Mark joined Oldcastle as Chief Operating Officer of the Materials Group in 1997, becoming President in 2000. Prior to joining the Group, he held a number of senior management positions in the US aggregates industry.

Doug Black is appointed President and Chief Operating Officer of Oldcastle Materials. Doug joined Oldcastle as VP Development in 1995 from the management consultancy sector, and subsequently was a regional manager in the Oldcastle Precast Group before assuming his current position as CEO Oldcastle Architectural Products Group in 2002.

Bill Sandbrook, President Oldcastle Materials West since 2003, becomes CEO Oldcastle Architectural Products Group. This role will additionally have responsibility for CRH's existing products businesses in South America. Bill was a senior manager at Tilcon when it was acquired by Oldcastle in 1996 and became President Oldcastle Materials New York/New Jersey before moving to his current role in the West.

John Parson is appointed President Oldcastle Materials West. John spent his career with his family's business, the Jack B. Parson Company, which Oldcastle acquired in 1996. Since 2003 he has been President of Staker-Parson, Oldcastle's materials business in Utah, Idaho and Oregon.


Commenting on these changes, Liam O'Mahony, CRH Chief Executive said:

"Joe McCullough has made an enormous impact on CRH in his 27 year career - particularly from 1991 to 2002 in founding and growing Oldcastle Architectural Products into the national leader in its field; subsequently as CRH Development Director in Dublin, and more recently in heading up the US$6 billion Oldcastle Products and Distribution business. We thank him for his contributions and wish him well in his retirement. I also congratulate Tom, Mark, Doug, Bill and John on their appointments; I am confident that in their new roles they and their colleagues will lead Oldcastle to continued success in the future".


CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000 FAX +353.1.4041007

E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  22 May 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director